UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Petrobras International Finance Company – PIFCo

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714

George Town, Grand Cayman

Cayman Islands, B.W.I.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)         Form 20-F     ☒             Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)         Yes    ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-             .)

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF FORM F-3, FILE NO. 333-92044, OF PETROLEO BRASILEIRO S.A. — PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

Exhibits

Fourth Supplemental Indenture	Exhibit 1

Standby Purchase Agreement	Exhibit 2

Underwriting Agreement	Exhibit 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo

By:	/S/ ALMIR GUILHERME BARBASSA
Name:	Almir Guilherme Barbassa
Title:	Chairman of the Board

Date:  September 21, 2004